Exhibit 99.5

Voting instruction form annual meeting we need to receive your voting instructions at least one vusiness day before the proxy deposit date control no proxy depposit date june 08, 2025 the control number has been assigned to you to identify you shares for voting you must keep yor control number confident and not disclose it to others than when you vote using one of the veting options set our on this form should you send this form or provcide you control numver to other you are resopnsibvle ofr any subsequent voting of or subsequent inablity to vote your shares dear client ameeting is being held for securiity holder of the above noted issuer.

VOTING INSTRUCTION FORM First amjestic silver corp. Meeting type: annual veeting Meeting date Wednesday June 10, 2025 at 10.00av pdt Record date for holdiers as of April 15,2026 Proxy deposit date June 08, 2026 Account no: cuid CUSIP 32076v103 control no: Step 2 appoint a PROXT OPTIONSL APPOINTESS STEP 3 complete you voting directions election of directors voting recommendateion fo r all the nominees propo 1 Number of Directors RECOMMENDATION: FOR To set the number of Directors at six (6). 3 Appointment of Auditor RECOMMENDATION: FOR Appointment of Deloitte LLP as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. 4 Say on Pay Advisory Vote RECOMMENDATION: FOR BE IT RESOLVED as an ordinary resolution, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular for this meeting. 5 Approval of Unallocated Entitlements and Ratification of Awards RECOMMENDATION: FOR Granted under LTIP BE IT RESOLVED as an ordinary resolution that: all Interim Awards (as defined in the Company’s Management Information Circular dated April 24, 2026) are hereby ratified and approved, and such Interim Awards may hereby be exercised or settled in common shares of the Company in accordance with their terms; the Company be and is hereby authorized to grant Awards (as defined in the LTIP) under the LTIP until June 10, 2029, being the date that is three years from the date hereof; and any director or officer of the Company be and is hereby authorized to such things and to sign, execute and deliver all documents that such director or officer may, in their discretion determine to be necessary in order to give full effect to the intent and purpose TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM